Exhibit (a)(2)(A)

February 13, 2007

Dear Molecular Devices Corporation Stockholder:

We are pleased to inform you that on January 28, 2007, Molecular Devices Corporation (“Molecular Devices”) entered into an Agreement and Plan of Merger (the “Merger Agreement “) with MDS Inc. (“MDS “) and Monument Acquisition Corp., an indirect wholly-owned subsidiary of MDS (“Purchaser”).

Under the terms of the Merger Agreement, Purchaser is commencing today a cash tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Molecular Devices (the “Common Stock “) at a price of $35.50 per share, net to the seller thereof in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated February 13, 2007, and related materials enclosed with this letter. Unless subsequently extended in accordance with its terms, the Offer is currently scheduled to expire at midnight, New York City time, on Tuesday, March 13, 2007. Following the successful consummation of the Offer, Purchaser will merge with and into Molecular Devices on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”), and each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than shares held by stockholders, if any, who properly exercise their appraisal rights under Delaware law) will be converted into the right to receive the Offer Price.

The board of directors of Molecular Devices has unanimously determined that the Merger Agreement, the Offer and the Merger are advisable, fair to and in the best interests of Molecular Devices’ stockholders and approved the Merger Agreement and the transactions contemplated thereby on the terms and subject to the conditions set forth therein. Accordingly, the board of directors of Molecular Devices unanimously recommends that Molecular Devices’ stockholders accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and adopt the Merger Agreement, if adoption by Molecular Devices’ stockholders is required by applicable law in order to consummate the Merger.

In arriving at its recommendation, the board of directors of Molecular Devices gave careful consideration to a number of factors that are described in the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter. Also accompanying this letter is a copy of Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock to Purchaser in the Offer. These documents set forth the terms and conditions of Purchaser’s Offer and provide instructions as to how to tender your shares. We urge you to read and consider each of the enclosed materials carefully.

Very truly yours,

Joseph D. Keegan, Ph.D.

President and Chief Executive Officer